

August 25, 2015

Via Email
Mr. David O'Reilly
Chief Financial Officer
Parkway Properties, Inc.
390 North Orange Avenue, Suite 2400
Orlando, FL 32801

> **Re:** **Parkway Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-11533**

Dear Mr. O'Reilly:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1.   We note that you disclose NOI and same store NOI in your earnings releases and supplemental materials. Please tell us if you consider these measures to be key performance indicators. To the extent these measures are considered to be key performance indicators, in future filings please include the measures as well as the required disclosure in accordance with Item 10(e) of Regulation S-K within your Management's Discussion and Analysis. Include an example of any future disclosure in your response.

Funds From Operations ("FFO"), page 62

2.   Please expand your disclosure to include a statement disclosing the reasons why you believe the presentation of "recurring funds from operations" provides useful information to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K.

EBITDA, page 63

3.   We note your presentation of EBITDA and the definition in footnote 1 to the reconciliation on page 65, which differs from EBITDA as defined by Exchange Act Release No. 47226. To the extent that this non-GAAP measure is presented in future filings, please revise the label to distinguish this measure from EBITDA (e.g., "Adjusted EBITDA"). Refer to Question 103.01 of the C&DIs on Non-GAAP Financial Measures.

Item 8. Financial Statements and Supplementary Data

Note 13 – Noncontrolling Interests, page 101

4.   We note your disclosure on page 74 that you consolidate joint ventures where you are the sole general partner and the limited partners do not possess kick-out rights or other substantive participating rights. Please provide us with a detailed analysis to support your conclusion to consolidate Fund II and address any substantive participating rights held by TRST.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities
Mail Stop 3233